Exhibit 12(a)

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(1)

The following table sets forth Lamar Advertising’s ratio of earnings to fixed charges for the periods indicated.

	Years Ended December 31,										Six Months Ended June 30,
(dollars in thousands)	2010(2)		2011		2012		2013		2014		2015		2014
Net (loss) income	$(38,970)		$6,858		$7,890		$40,139		$253,518		$100,076		$10,585
Income tax (benefit) expense	(22,746)		5,542		8,242		22,841		(110,092)		17,306		7,239
Fixed charges	254,098		239,842		227,520		221,584		182,472		89,069		94,421

Earnings	192,382		252,242		243,652		284,564		325,898		206,451		112,245

Interest expense, net	185,681		170,524		156,762		146,112		105,152		49,218		56,266
Rents under leases representative of an interest factor (1/3)	68,052		68,953		70,393		75,107		76,955		39,669		37,973
Preferred dividends	365		365		365		365		365		182		182

Fixed charges	254,098		239,842		227,520		221,584		182,472		89,069		94,421

Ratio of earnings to fixed charges	0.8	x	1.1	x	1.1	x	1.3	x	1.8	x	2.3	x	1.2	x

(1)	The ratio of earnings to fixed charges is defined as earnings divided by fixed charges. For purposes of this ratio, earnings is defined as net (loss) income before income taxes and cumulative effect of a change in accounting principle and fixed charges. Fixed charges is defined as the sum of interest expense, preferred stock dividends and the component of rental expense that we believe to be representative of the interest factor for those amounts.
(2)	For the year ended December 31, 2010, earnings were insufficient to cover fixed charges by $61,716.